EX-99.77C

SUB-ITEM 77C: Submission of matters to a vote of security holders

RESULTS OF THE ANNUAL MEETING

An Annual Meeting of Shareholders of the Fund was held on June 15, 2017 at 11 Hanover Square, 12th Floor, New York, New York 10005, the Fund's principal executive offices, for the following purposes:
1. To elect Jon Tomasson and James E. Hunt to the Board of Trustees of the Fund as Class III Trustees to serve until 2020, or thereafter in each case when their respective successors are elected and qualified.

Jon Tomasson
Votes For	Votes Withheld
7,921,571	1,339,117

James E. Hunt
Votes For	Votes Withheld
7,958,764	1,301,924

2. To change the Fund's investment objectives from fundamental to non-fundamental.

Votes For	Votes Against	Abstained	Broker Non-Vote
2,353,814	1,522,055	70,097	5,314,722

3. To re-approve the subclassification of the Fund as a "non-diversified" fund.

Votes For	Votes Against	Abstained	Broker Non-Vote
3,056,381	828,091	61,493	5,314,723